Exhibit 6.3

Draft

[FORM OF] AMENDED AND RESTATED PUBLISHING LICENSE AGREEMENT

This Amended and Restated Video Game License Agreement (this “Agreement”), dated as of [ ], 2016 (“Effective Date”), is entered into between Double Fine Productions, Inc., a California corporation (“Developer”), with its principal place of business at 525 Brannan Street, Suite 200, San Francisco, California 94107, and Fig Publishing, Inc., a Delaware corporation (“Licensee”), with its principal place of business at 715 Bryant St., Suite 202, San Francisco, CA 94107. This Agreement supersedes in its entirety the Video Game License Agreement, dated September 23, 2015, entered into between Developer and Licensee. Developer and Licensee may be referred to individually as a “Party” and collectively as the “Parties.”

INTRODUCTION

WHEREAS the Developer and a corporate affiliate of the Licensee entered into that certain Video Game License Agreement on December 3, 2015 (the “Original Agreement”);

WHEREAS, Developer is the owner of all Intellectual Property Rights (as defined in Section 2.2) in and to the Licensed Game (as defined in Section 2.1.1), which is being developed by Developer;

WHEREAS, Licensee is a publisher of video games;

WHEREAS, Licensee wishes to license the Licensed Game from Developer, and Developer wishes to license the Licensed Game to Licensee, to exploit the Licensed Game in accordance with the following terms and conditions; and

WHEREAS, the parties desire to amend and restate the Original Agreement and to enter into this Agreement.

TERMS

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree to amend and restate the Original Agreement in its entirety as follows:

1.	CONDITIONS PRECEDENT

1.1.	Conditions Precedent. All of Licensee’s obligations hereunder shall be subject to and conditioned upon the satisfaction of all of the following conditions precedent (“Conditions Precedent”):

1.1.1.	The success of a crowdfunding campaign on Fig.co, as determined by Licensee;

1.1.2.	Licensee’s approval of the Resource Schedule (as defined in Section 5.4);

1.1.3.	Licensee’s approval of the completed developer questionnaire substantially in the form of Exhibit A attached hereto and the supportive materials provided therewith (the “Developer Questionnaire”); and

1.1.4.	Developer signs an addendum, substantially in the form of Exhibit B attached hereto, which represents that the Development Amount (as defined in Section 6.1), when taken together with funds that are currently available, or that Developer reasonably believes will become available within a commercially reasonable timeframe, to Developer to develop the Licensed Game, is an amount that is sufficient to develop the Licensed Game for the Committed Platforms (as defined in Section 2.1.3) in accordance with this Agreement.

2.	GRANT OF RIGHTS; DISTRIBUTORS; CO-PUBLISHERS

2.1.	Grant of License to Licensed Game. Developer hereby grants to Licensee a non-exclusive, irrevocable, perpetual, worldwide, fully paid up, sublicensable (across multiple tiers) right and license throughout the world to use, license, sublicense, sell, advertise, promote, publicly perform, distribute, display, and otherwise utilize the Licensed Game for and in connection with publishing, distributing, selling, licensing, advertising, marketing and promoting the Licensed Game to Distributors (as defined in Section 2.3) and consumers (the “Publishing License”).

2.1.1.	Licensed Game. The “Licensed Game” means each version of the video game identified and described on Exhibit C attached hereto for use with each of the Licensed Platforms (as defined in Section 2.1.2), including updates and enhancements and excluding any DLC thereto. “DLC” means downloadable additional content or expansions to a video game which require the installation and license of such video game to be played by an end user.

2.1.2.	Licensed Platforms. “Licensed Platforms” means any and all personal computer, mobile, tablet, video game console, interactive television, and any other operating system on which video games are played, whether now known or hereafter devised, including but not limited to Microsoft Windows operating systems, Microsoft Xbox 360, Xbox One, Sony PlayStation 3, PlayStation 4, and Vita, Nintendo Wii, Wii-U, DS and 3DS, Apple Macintosh, OS X and iOS operating systems, Google Android operating system, Linux operating system, and all future versions of each of the foregoing; however, Licensed Platforms does not include any virtual reality, mixed reality, or augmented reality system, whether now known or hereafter devised, including but not limited to Playstation VR, Oculus Rift and Valve/HTC Vive. Committed Platforms. Developer has no obligation to prepare the Licensed Game in executable format for the Licensed Platforms other than Microsoft Windows, Linux and Apple Macintosh (the “Committed Platforms”).

2.2.	Developer Brand Features License. “Developer Brand Features” means the trademarks, trade names, service marks, service names and logos proprietary to Developer in connection with or related to the Licensed Game. Developer hereby grants to Licensee an non-exclusive, irrevocable, perpetual by Developer), fully paid up, sublicensable (across multiple tiers) right and license to use, create Derivative Works (as defined below) of, display and otherwise utilize the Developer Brand Features and components of the Licensed Game (including, without limitation, pictorial, audio and audiovisual elements, characters, screenshots and icons) in connection with the Licensed Game and the advertising, promotion, distribution, sales, licensing and marketing thereof (the “Brand Features License” and collectively with the Publishing License, the “Licensed Rights”). Licensee shall have the right to use in conjunction with the Licensed Game, domain names using Developer Brand Features either alone or in combination with the trademarks, trade names, service marks, service names and logos proprietary to Licensee (the “Licensee Brand Features”), subject to Developer's consent, which shall not be unreasonably withheld. Licensee represents that is the owner of the Licensee Brand Features and all Intellectual Property Rights therein and thereto. “Derivative Work” means a work that is derived from the Licensed Game such that the use thereof would infringe upon the Intellectual Property Rights in the Licensed Game. “Intellectual Property Rights” means, with respect to any item, any and all now known or hereafter known (i) rights associated with works of authorship throughout the universe, including but not limited to copyrights and moral rights, (ii) trademark and trade name rights and similar rights, (iii) trade secret rights, (iv) patents, designs, and other industrial property rights, (v) all other intellectual property and industrial property rights, and (vi) all registrations, applications, renewals, extensions, continuations, divisions or reissues hereof now or hereafter in force (including any rights in any of the foregoing). The Parties hereby agree that any use of Developer Brand Features by either Party must comply with false advertising and similar laws. Licensee further agrees that any use of the Developer Brand Features by Licensee must meet Developer’s quality standards.

2.3.	Approval of Distributors.

2.3.1.	Licensee will obtain Developer’s approval prior to entering into any an agreement with a third party (a “Distributor”) to distribute (whether physically or digitally), deliver, transmit, stream, resale, wholesale or otherwise exploit the Licensed Game (a “Distribution Agreement”). Developer and Licensee mutually agree that Licensee shall be the primary Co-Publisher (as defined in Section 2.6) with respect to Distributors listed on Exhibit D attached hereto, as amended from time to time (the “Whitelisted Distributors”). Licensee shall be one of the Whitelisted Distributors, and accordingly, Licensee may, at Licensee’s sole discretion, serve as a Distributor to sell the game on Fig.co. Licensee and Developer may expand the list of Whitelisted Distributors upon mutual written agreement. Developer’s approval of Distribution Agreements must be in writing and not unreasonably withheld. If Developer does not respond to Licensee’s request for approval within ten (10) business days, the Distribution Agreement is deemed to be approved by Developer.

2.3.2.	Developer will obtain Licensee’s approval prior to entering into any Distribution Agreements, which approval must be in writing and not unreasonably withheld. If Licensee does not respond to Developer’s request for approval within ten (10) business days, the Distribution Agreement is deemed to be approved by Licensee. Developer agrees that Distribution Agreements shall establish fair, just and equitable market rates, and arms-length prices in such dealings, which shall be created on a reasonable and empirically justifiable basis.

2.4.	Co-Publishers. Subject to Section 2.7, in addition to Developer and Licensee, Developer may appoint other Co-Publishers. A “Co-Publisher” means Developer, Licensee and any other party granted a license to exploit the Licensed Game in consideration for funding the development or advertising, marketing, or promotion of the Licensed Game, or is otherwise designated as a “publisher of Record” pursuant to a Distribution Agreement. Developer must obtain Licensee’s prior written approval, which approval shall not be unreasonably withheld, prior to permitting a Co-Publisher to enter into any Distribution Agreements.

Developer agrees that any agreements between Developer and any other Co-Publisher:

2.4.1.	shall establish fair, just and equitable market rates, and arms-length prices in such dealings, which shall be created on a reasonable and empirically justifiable basis.

2.4.2.	shall establish Developer’s right to audit the books and records of the Co-Publisher that are at least as meaningful as Licensee’s rights to audit Developer, as provided in Section 2.6.2. Upon a commercially reasonable request from Licensee and at Licensee’s expense, Developer shall use best efforts to audit a Co-Publisher and report any findings that could reasonably be considered material to Licensee;

2.4.3.	shall require that each Co-Publisher forward copies of all statements from Distributors to Developer, and Developer shall provide such copies to Licensee, as soon as reasonably practicable following receipt of such statements; and

2.4.4.	shall clearly establish a mechanism to effect Licensee’s rights in Section 2.5, to the extent applicable.

2.5.	Grant of Right to Sales Receipts of Licensed Game. Notwithstanding the non-exclusive nature of the Publishing License, all sales receipts generated by any Co-Publisher from the Licensed Game (“Licensed Game Receipts”) shall be paid directly by Distributors, including the Co-Publisher to the extent it also acts as a Distributor, to Licensee without deduction of any kind. Prior to execution of any approved Distribution Agreement, Developer shall promptly notify, and it shall use commercially reasonable efforts to cause any other Co-Publisher to promptly notify, Licensee and use commercially reasonable efforts to provide that each Distribution Agreement direct all Licensed Game Receipts to Licensee as the beneficiary of any payments earned thereunder.

2.5.1.	Co-Publisher Redirected Payments. To the extent that any Co-Publisher receives Licensed Game Receipts from Distributors directly (either in contravention of this Section 2.5 or because the Co-Publisher also serves as a Distributor), Developer agrees that it shall promptly pay, and it shall use commercially reasonable efforts to cause any other Co-Publisher to promptly pay, such Licensed Game Receipts (“Co-Publisher Redirected Payments”) to Licensee, without deductions of any kind. Co-Publisher Redirected Payments shall be made no later than thirty (30) days after the end of the calendar month in which the Licensed Game Receipts are received and include (i) a statement from the paying Co-Publisher regarding the payment and (ii) a copy of all statements received by the paying Co-Publisher from each Distributor. Developer acknowledges that Licensee expects to receive “wholesale” price for the Licensed Game, which is expected to be approximately 70% of the retail price of the Licensed Game.

2.5.2.	Co-Publisher Records. Developer shall maintain, and it shall cause any other Co-Publishers to maintain, books and records reasonably sufficient to permit verification of any Co-Publisher Redirected Payments. Licensee shall be permitted to examine these books and records as they relate to distribution of the Licensed Game, such examination to occur during regular business hours, upon reasonable notice, and in a manner that is not disruptive to the examined Co-Publisher’s business. In the event any such inspection reveals that a Co-Publisher has underpaid or caused to be underpaid any amount, then in addition to any and all other rights and remedies available to a Party hereunder, such Co-Publisher shall immediately pay the underpaid amounts upon demand. Such payments shall also include interest calculated from the date such payments were originally due at the rate of the lower of (i) One and One Half Percent (1.5%) per month, or (ii) the maximum rate permitted by law.

3.	DELIVERY; PROCEDURE FOR APPROVAL

3.1.	Delivery. Developer shall deliver the Licensed Game in executable Object Code format for each of the Committed Platforms to Licensee in a form and format specified by Licensee (the “Delivered Game”) no later than July 31, 2018 (the “Delivery Date”), unless otherwise agreed upon by the Parties in writing. The Licensed Game must be delivered to Licensee free of errors, bugs, defects, malfunctions, failures, nonconformity or other deficiency in the operation of the Licensed Game. Additionally, Developer shall promptly deliver to Licensee any and all bug fixes, updates or upgrades of the Licensed Game that Developer develops for the Committed Platforms and other Licensed Platforms, if any. “Object Code” means computer software, not readily perceivable by humans, and suitable for machine execution without the intervening steps of interpretation or compilation.

3.2.	Approval of Delivery. Licensee shall have ten (10) business days from the date Developer submits the Delivered Game to approve or reject the Delivered Game. Any approval or rejection by Licensee shall be in writing. If Licensee rejects the Delivered Game, Licensee shall specify in a written notice to Developer the grounds for rejection and Developer shall use commercially reasonable efforts to revise the Delivered Game to make it acceptable to Licensee within the following ten (10) calendar days after receipt of such written notice. This process shall iterate until Licensee accepts the Delivered Game or the Delivered Game has been rejected by Licensee three (3) times, at which point, Licensee may terminate this Agreement pursuant to Section 8.2.2 for Developer’s material breach. In the event that Licensee does not provide a written approval or rejection within the time period set forth in this Section 3.2, the Delivered Game shall be deemed approved.

4.	BUILD DELIVERY, REPORTS, MEETINGS, COOPERATION, CONSULTATION AND AUDIT

4.1.	Build Delivery Upon Licensee’s Request. Developer shall, at any time prior to the Delivery Date at Licensee’s request, deliver or otherwise make available, through file management systems such as Perforce, the then-current build of the Licensed Game for the Committed Platforms specified by Licensee in both Object Code and Source Code formats no later than thirty (30) days from the date of each such request. “Source Code” means computer software not in machine readable format and not suitable for machine execution without the intervening steps of interpretation or compilation.

4.2.

Quarterly Developer Reports and Meetings. Developer shall provide a brief written report no later than the last business day of each calendar quarter during the development of the Licensed Game regarding the current status of development, including, without limitation, information regarding whether Developer will meet the Delivery Date. The Parties also agree to schedule a quarterly personal meeting to discuss such report and any other matters of concern (which meeting may be in person, by phone or by videoconference).

4.3.	Cooperation. In relation to the Licensed Game, during reasonable business hours, Developer shall cooperate with Licensee to develop and create certain materials, including interviews, written copy, visual materials and videos about the Licensed Game. Developer and Licensee further agree that each shall cooperate with the other as reasonably requested from time to time with regard to the marketing, advertising, promotion and distribution of the Licensed Game.

4.4.	Consultation Rights. Developer shall consult fully and meaningfully with Licensee over all business and other matters pertaining to the development of the Licensed Game. Licensee will designate one or more individuals who will be its representative with respect to the foregoing consultation rights, which designation may be changed by Licensee from time to time. Licensee hereby designates Justin Bailey with respect to the foregoing consultation rights. Such business matters, with respect to the Licensed Game, include: budgeting, cash flow and liquidity considerations, how to address technical challenges, choices of (i) technology platforms and devices for which the Licensed Game should be developed, (ii) languages in which the Licensed Game should be localized, and (iii) Distributors that should be used.

4.5.	Developer Books and Records; Right to Audit. Developer will maintain books and records that clearly describe the usage of the Development Amount paid to Developer by Licensee hereunder. Such books and records must be reasonably separate from other games and projects of Developer for Licensee to determine how the Development Amount is applied. Licensee may examine these books and records as they relate to the usage of the Development Amount, such examination to occur during regular business hours, upon reasonable notice, and in a manner that is not disruptive to Developer’s business. In the event any such inspection reveals that Developer has allocated or spent any part of the Development Amount for purposes other than the development of the Licensed Game, then in addition to any and all other rights and remedies available to Licensee hereunder, Developer shall immediately return to Licensee and/or reimburse Licensee for such Development Amount, upon demand from Licensee, and the Parties shall agree upon a reasonably prompt payment schedule and/or time frame for such reimbursement. Any such repayment of Development Amount shall not affect the allocation of Licensee Share (as defined in Section 6.3.2) resulting from the Development Amount paid to Developer by Licensee.

5.	DEVELOPER REPRESENTATIONS

5.1.	Ownership. Developer represents that it is the owner of the Licensed Game, the Developer Brand Features, and all Intellectual Property Rights therein and thereto.

5.2.	No Liens or Encumbrances. Developer has not and will not cause or allow any liens or encumbrances to be placed against, grant any security interest in, or otherwise sell, transfer, bequeath, quitclaim or otherwise assign, or allow any of the forgoing to occur to, the Intellectual Property Rights in and to the Licensed Game without Licensee’s prior written consent.

5.3.	Developer Questionnaire. Developer acknowledges that the information provided in the Developer Questionnaire will be relied upon by Licensee. Developer agrees that it will notify Licensee if there are changes to the information provided in the Developer Questionnaire such that a reasonable person would understand that such changes would be of significant importance to Licensee’s publishing business.

5.4.	Resource Schedule. Developer represents that the Licensed Game shall be produced in accordance with a schedule that reflects the development timeline and objectives for the Licensed Game, the final budget, and details regarding the proposed expenses (against the Development Amount) to Developer as it may be approved, in writing, by Licensee, in its sole discretion (once approved, the “Resource Schedule,” as it may be amended from time to time by the Parties’ mutual written consent). The Developer is obligated to submit bills, invoices and receipts showing how each disbursement against the Development Amount was spent, in accordance with the Resource Schedule. At the quarterly development meetings scheduled pursuant to Section 4.2, the Parties shall mutually agree on any revisions to the Resource Schedule. Developer acknowledges that the Company may refuse or reduce further disbursements if, in its view, the disbursements against the Development Amount are not being expended appropriately in support of the development of the Licensed Game.

5.5.	Ownership. Developer represents that it is the exclusive owner of all rights and interests in the Licensed Game and the Developer Brand Features and all component parts thereof do not and shall not violate or infringe any Intellectual Property Rights or other proprietary rights of any third party or parties.

5.6.	Power and Authority. Developer represents that it has obtained all of the rights which are needed in order for Developer to satisfy its obligations hereunder and has the ability, power and permission to grant such rights to Licensee and to make the promises and covenants as are set forth herein.

5.7.	No Conflict. Developer represents that its execution, delivery and performance of this Agreement does not and shall not conflict with or violate any applicable law, rule or regulation or the terms of any agreement between Developer and any third party.

5.8.	Game Content. Developer represents that the Licensed Game does not contain (i) any material that is pornographic, obscene, or defamatory, (ii) any hidden “easter eggs” containing any of the foregoing content; (iii) any computer programming routines that are intended to damage, detrimentally interfere with, surreptitiously access, intercept or expropriate any system, data or personal information, or contain any viruses, Trojan horses, worms, time bombs, back-doors, cancelbots or other malicious or unauthorized components; or (iv) “Open Source”, which means any software that requires as a condition of use, modification and/or distribution of such software that such software or other software incorporated into, derived from or distributed with such software: (i) be disclosed or distributed in source code form; or (ii) be redistributable at no charge. Open Source includes, without limitation, software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (a) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (b) the Artistic License (e.g., PERL), (c) the Mozilla Public License, (d) the Netscape Public License, (e) the Sun Community Source License (SCSL), (f) the Sun Industry Source License (SISL), and (g) the Apache Server license. Notwithstanding the foregoing, all “MIT licenses” published at any time through the website of the Open Source Initiative, and the UE4 License, are hereby approved by Licensee; and provided, further, that if Developer wishes to include any other Open Source code in the Licensed Game it shall seek permission from Licensee, which permission shall not be unreasonably withheld or delayed.

6.	DEVELOPMENT AMOUNT; ROYALTY

6.1.	Development Amount. Licensee shall pay to Developer the Development Amount during the development period of the Licensed Game pursuant to Section 6.2. As used herein “Development Amount” means funds to be used in the development and publishing of the Licensed Game equal to $300,000 plus additional amounts up to a maximum Development Amount of $3,000,000.

6.2.	Development Expenses. Developer hereby acknowledges that Licensee will not make available the entire Development Amount at any one time, but will make periodic payments totalling the Development Amount to Developer in a manner which enables Developer to pay the expenses of development of the Licensed Game as set forth in the Resource Schedule (“Development Expenses”). All payments to Developer shall be deemed to have been made available for Development Expenses only and shall be used by Developer solely for Development Expenses.

6.3.	Developer Royalty. Licensee shall pay to Developer:

Gross Receipts minus the Licensee Share (the “Developer Royalty”).

6.3.1.	“Gross Receipts” means gross revenues of the Licensed Game actually received by Licensee from Distributors (including by way of Co-Publisher Redirected Payments) from the exploitation of the Licensed Game by any Co-Publisher. Gross revenues of the Licensed Game shall not include revenues received by the Developer pursuant to its rewards crowdfunding campaigns for the Licensed Game conducted on Fig.co.

6.3.2.	“Adjusted Gross Receipts” means 99.9% of Gross Receipts.

6.3.3.	The “Licensee Share” consists of: (i) 0.1% of Gross Receipts, and (ii) Adjusted Gross Receipts multiplied by the Calculated Rate.

6.3.4.	Until Adjusted Gross Receipts of US$13,333,333, the “Calculated Rate” shall mean 2.5 times the total Development Amount divided by US$33,333,333.

After Adjusted Gross Receipts of US$13,333,333, the “Calculated Rate” shall mean the total Development Amount divided by US$33,333,333.

6.4.	Reserve. As security against chargebacks, returns, disputed charges, fraudulent charges and/or bad debt incurred, Licensee shall be entitled to retain a reserve of not more than ten percent (10%) of the Developer Royalty on a rolling 6-month basis.

6.5.	Statements and Payments. The Developer Royalty shall be paid no later than thirty (30) days after the end of the calendar month in which the Licensed Game Receipts are received and include (i) a statement from Licensee regarding the payment and (ii) a copy of all statements received by Licensee from each Distributor.

6.6.	Taxes. To the extent necessary to comply with the laws, rules and regulations of the United States, and any treaties between the United States and any countries outside the United States, Licensee shall be entitled to withhold foreign withholding taxes at the applicable rate set forth in such treaties. Licensee shall use commercially reasonable efforts to furnish to Developer the original or a copy of a receipt evidencing payment thereof in a form acceptable to the government of the foreign country or other relevant local tax authority, certifying the fact that such tax has been duly paid and account to Developer for its pro-rata share of such tax credit, if any. If for any reason Licensee does not withhold such taxes, then Developer agrees to pay such taxes within sixty (60) days from the date of notice from Licensee. If Developer does not pay such taxes and the relevant tax authority holds Licensee liable, then Developer agrees to indemnify Licensee for any such liability within sixty (60) days from the date of Licensee's notice thereof.

7.	CONFIDENTIAL INFORMATION

7.1.	Confidential Information. Each Party acknowledges that by reason of its relationship to the other Party under this Agreement it will have access to and acquire knowledge from, material, data, systems and other information concerning the operation, business, financial affairs, products, customers, trade secrets and intellectual property of the other Party that may not be accessible or known to the general public, including, but not limited to the terms of this Agreement (referred to as “Confidential Information”).

7.2.	No Disclosure. Each Party agrees to: (i) maintain and preserve the confidentiality of all Confidential Information received from the other, both orally and in writing, including, without limitation, taking such steps to protect and preserve the confidentiality of the Confidential Information as it takes to preserve and protect the confidentiality of its own confidential information; (ii) disclose such Confidential Information only to its own employees and contractors on a “need-to-know” basis, and only to those employees and contractors who have agreed to maintain the confidentiality thereof; and (iii) not disclose such Confidential Information to any third party (other than contractors as set forth in subpart (ii) hereof) without the express written consent of the disclosing Party, provided, however that each Party may disclose the financial terms of this Agreement to its legal and business advisors and to potential investors so long as such third parties agree to maintain the confidentiality of such Confidential Information. Each Party further agrees to use the Confidential Information only for the purpose of performing this Agreement. Whenever requested by a disclosing Party and provided the same is not required for the performance by the receiving Party of its obligations hereunder, a receiving Party shall immediately return to the disclosing Party all manifestations of the Confidential Information or, at the disclosing Party’s option, shall destroy all such Confidential Information as the disclosing Party may designate.

7.3.	Exclusions. The Parties’ obligations under Section 7.2 above shall not apply to Confidential Information which: (i) is or becomes a matter of public knowledge through no fault of or action by the receiving Party; (ii) was rightfully in the receiving Party’s possession prior to disclosure by the disclosing Party; (iii) subsequent to disclosure, is rightfully obtained by the receiving Party from a third party who is lawfully in possession of such Confidential Information without restriction; or (iv) is independently developed by the receiving Party without resort to the disclosing Party’s Confidential Information. Notwithstanding the provisions of Section 7.2, the receiving Party will not be in breach of its obligations hereunder if it is required by law or judicial order or stock exchange regulation to disclose any Confidential Information of the disclosing Party, provided that prior written notice of such required disclosure is furnished to the disclosing Party as soon as practicable in order to afford the disclosing Party an opportunity to seek a protective order.

8.	TERM AND TERMINATION.

8.1.	Term. The term of this Agreement shall commence as of the Effective Date and shall continue for the duration of the term of copyright protection for the last-to-expire version of the Licensed Game in each country unless terminated as set forth in this Section 8.1.

8.2.	Termination by Licensee.

8.2.1.	Licensee may terminate this Agreement immediately upon written notice to Developer in the event that Licensee determines that the all of the conditions precedent set forth in Section 1 have not been achieved within 180 days of the Effective Date.

8.2.2.	Licensee may immediately terminate this Agreement upon written notice to Developer upon Developer’s failure to (i) fully and completely deliver the Licensed Game pursuant to the requirements of Section 3; or (ii) furnish Licensee three (3) consecutive cost statements and status reports when due under the Resource Schedule, or promptly notify Licensee of any material variance(s) from the Resource Schedule, as set forth in Section 5.4. If Licensee terminates this Agreement pursuant to this Section 8.2, Licensee shall be released and discharged from all further obligations under this Agreement, Licensee shall have all of its rights and remedies at law and in equity.

8.3.	Termination for Cause. Either Party may terminate this Agreement upon written notice to the other Party: (i) upon a material default or material breach by the other Party, of any of its material obligations under this Agreement, or any material inaccuracy on such other Party’s part with respect to any material representation or warranty by such other Party, excluding Licensed Game delivery matters which shall be subject to the requirements of Section 3, unless within thirty (30) calendar days after receipt of written notice of such default, the defaulting Party remedies such default (the “Cure Period”); or (ii) if the other Party seeks protection under any bankruptcy, receivership, trust, deed, creditor's arrangement, or comparable proceeding, or if any such proceeding is instituted against such other Party and not dismissed within ninety (90) days; it being understood by the Parties with respect to termination pursuant to item (i) above, that the ability of the defaulting Party to remedy its default during the Cure Period shall be subject to the following: (x) such breach of the Agreement is actually capable of being cured by the defaulting Party during the Cure Period, and (y) the allowance of such Cure Period would not limit Licensee’s ability to exploit the Licensed Game, or adversely affect Licensee’s rights or interests in the Licensed Game.

8.4.	Effect of Termination.

8.4.1.	Except as set forth in Section 8.5, upon any termination of this Agreement pursuant to this Section 8 by Developer, all obligations and rights and licenses granted hereunder shall immediately terminate and each Party shall have no further obligation to make any payments contemplated by Section 2.7.1 or Section 6 (other than any such payments attributable to any period(s) ending on or before the date of termination that have not yet been paid). Each Party shall retain ownership of its respective Confidential Information, and shall, if requested, return to the other Party all of the Confidential Information received from the other Party up to the effective date of termination.

8.4.2.	In the event Licensee has terminated the Agreement pursuant to Section 8, Licensee shall be entitled, in addition to any other rights and remedies, to recover any portions of the Development Amount that have been advanced to Developer (the “Paid Advances”) as follows:

8.4.2.1.	Developer shall pay to Licensee the equivalent of the Licensee Share with respect to future gross receipts of the Licensed Game received by Developer until the Paid Advances are paid back in full;

8.4.2.2.	If Developer sells or otherwise transfers the Licensed Game or Intellectual Property Rights related to the Licensed Game, pay to Licensee an amount equal to the Paid Advances from the proceeds of the sale, and if the proceeds are not sufficient to fully pay back the Paid Advances, Developer will require the purchaser of the Licensed Game or related Intellectual Property Rights to assume Developer’s obligations to pay back the Paid Advances pursuant to this Section 8.4.2.

8.5.	Survival. Sections 1 (Conditions Precedent), 2.7.2 (Co-Publisher Records) 4.5 (Developer Books and Records; Right to Audit), 5 (Developer Representations), 7 (Confidential Information), 8 (Termination), 9 (Indemnification), 10 (Limitations on Liability) and 11 (General) shall survive the termination or expiration of this Agreement. In addition, in the event the Licensed Game has been delivered to Licensee pursuant to Section 3 and following termination of this Agreement for cause by Licensee pursuant to Section 8.3, the rights and licenses granted by Developer to Licensee shall survive, solely to permit the distribution of the Licensed Game to end users who purchased the Licensed Game or other persons who have been permissibly distributed the Licensed Game prior to such termination. The Parties acknowledge and agree that to the extent the licenses granted in Section 2 survive the termination of this Agreement, all terms and obligations under Section 5 hereof shall also survive. The Parties acknowledge and agree that this Agreement includes a “license of intellectual property” and is and shall be subject to Sections 365(n) of the United States Bankruptcy Code, and that each party shall be entitled to all rights and benefits of such sections in accordance with its terms and conditions.

9.	INDEMNIFICATION.

9.1.	Mutual Indemnification. Each Party hereby agrees to indemnify, defend, and hold the other, and its respective subsidiaries, officers, directors, attorneys, affiliates, parents, agents and employees, harmless from any losses, liabilities, causes of action and costs (including reasonable attorneys’ fees) from, or on account of, or related to any claims arising out of the following: (i) any breach by the indemnifying Party of its obligations, representations and warranties hereunder, (ii) any claims by the indemnifying Party’s creditors or alleged creditors to the effect that the other is responsible or liable for its debts, commitments or other obligations; or (iii) the use of the Licensed Right as contemplated under this Agreement.

9.2.	Notice; Participation. The Party claiming indemnification pursuant to this Section 9.2 (the “Indemnified Party”) shall promptly notify the party with the indemnification obligation (the “Indemnifying Party”) of any such claim of which it becomes aware and shall: (i) at the Indemnifying Party’s expense, provide reasonable cooperation to Indemnifying Party in connection with the defense or settlement of any such claim, and (ii) at the Indemnified Party’s expense, be entitled to participate in the defense of any such claim.

9.3.	Settlement. The Indemnified Party agrees that Indemnifying Party shall have sole and exclusive control over the defense and settlement of any such third party claim. However, the Indemnifying Party shall not acquiesce to any judgment or enter into any settlement that adversely affects the Indemnified Party’s rights or interests without prior written consent of the Indemnified Party.

9.4.	Securities Law Indemnification & Insurance. To the maximum extent permitted by law, Licensee agrees to indemnify, defend, and hold harmless Developer and its officers, directors, employees and agents (“Indemnitees”) from and against any loss, expense (including reasonable attorneys’ fees), liability, damage or claim, made or brought on behalf of any person alleging that an Indemnitee violated securities laws or similar laws in connection with this Agreement or the crowdfunding campaign(s) conducted pursuant to this Agreement (“Claim”), unless the Indemnitee’s wilful misconduct was the sole cause of such Claim. Licensee shall use best efforts to obtain, within ninety (90) days from the date of this Agreement, insurance covering Claims naming the Indemnitees as third party insureds underwritten by a carrier with an A.M. Best insurance company rating of no less than “A” and providing coverage in amounts no less than $1 million per occurrence and $1 million in the aggregate. To the extent such insurance is obtained, Licensee will produce evidence of such insurance upon the request of any Indemnitee.

10.	LIMITATIONS ON LIABILITY.

TO THE MAXIMUM EXTENT PERMISSIBLE UNDER APPLICABLE LAW, UNDER NO CIRCUMSTANCES AND UNDER NO LEGAL THEORY, WHETHER IN TORT, CONTRACT OR OTHERWISE, SHALL LICENSEE BE LIABLE TO DEVELOPER OR ANY AFFILIATE OF DEVELOPER OR ANY OTHER PERSON FOR (I) ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY CHARACTER EVEN IF LICENSEE SHALL HAVE BEEN INFORMED OF THE POSSIBILITY OF SUCH DAMAGES; OR (II) ANY AMOUNT IN EXCESS OF THE TOTAL AMOUNT PAID BY LICENSEE TO DEVELOPER UNDER THIS AGREEMENT TWELVE (12) MONTHS PRIOR TO THE DATE ON WHICH A CLAIM GIVING RISE TO LIABILITY IS MADE. EACH PARTY ACKNOWLEDGES THAT THIS LIMITATION OF LIABILITY REFLECTS AN INFORMED, VOLUNTARY ALLOCATION BETWEEN THE PARTIES OF THE RISKS (KNOWN AND UNKNOWN) THAT MAY EXIST IN CONNECTION WITH THIS AGREEMENT.

11.	GENERAL.

11.1.	Authority. Each Party represents and warrants to the other Party that: it has the power and authority to enter into this Agreement, to grant the licenses contained herein and to otherwise perform its obligations and covenants hereunder; it has duly executed and delivered this Agreement pursuant to the due authorization thereof; and this Agreement represents its valid and binding obligation, duly enforceable against it according to the terms hereof.

11.2.	Disclaimers. Notwithstanding anything else to the contrary in this Agreement, Licensee makes no representation, warranty or guaranty as to the amount of Developer Royalty that Developer will derive from the exploitation of the Licensed Game or as to the commercial success thereof.

11.3.	Governing Law and Jurisdiction. This Agreement shall be governed by and interpreted under the laws of the State of California, without reference to its choice of laws principles. The Parties expressly waive the application of the United Nations Convention on Contracts for the International Sale of Goods to the terms of this Agreement.

11.4.	Controls. Both Parties will adhere to all applicable laws, regulations and rules relating to the export of technical data and will not export or re-export any technical data, any products received from the other Party or the direct product of such technical data to any proscribed country listed in such applicable laws, regulations and rules unless properly authorized.

11.5.	Independent Contractor. The relationship created by this Agreement is one of independent contractors, and not partners, franchisees or joint ventures. No employees, consultants, contractors or agents of one Party are employees, consultants, contractors or agents of the other Party, nor do they have any authority to bind the other Party by contract or otherwise to any obligation, except as expressly set forth herein. They will not represent to the contrary, either expressly, implicitly or otherwise.

11.6.	Notices and Approvals. All notices, approvals and demands under this Agreement will be in writing and will be delivered by personal service, confirmed fax, confirmed e-mail, express courier, or certified mail, return receipt requested, to the attention of each of the chief executive officer of the receiving Party at the address of the receiving Party set forth below, or at such different address as may be designated by such Party by written notice to the other Party from time to time. Notice shall be deemed received on the day of personal service; on the first business day after confirmed e-mail or overnight express courier; and on the third business day after sending by other express courier or certified mail.

If to Developer:

Double Fine Productions, Inc.,

525 Brannan Street, Suite 200, San Francisco, California 94107

Email:

If to Licensee:

Fig Publishing, Inc.

715 Bryant St., Suite 202

San Francisco, CA 94107

Email: justin@fig.co

11.7.	No Assignment. This Agreement may not be assigned by Developer to any other person, firm, or entity without the express written approval of Licensee (which approval may be withheld in Licensee’s sole discretion) and any attempt at assignment in violation of this Section 11.7 shall be null and void.

11.8.	Force Majeure. Neither Party will be deemed in default of this Agreement to the extent that performance of its obligations or attempts to cure any breach are delayed or prevented by reason of any act of God, fire, natural disaster, accident, act of government, shortages of material or supplies or any other cause reasonably beyond the control of such party (“Force Majeure”), provided that such party gives the other party written notice thereof promptly and, in any event, within fifteen (15) days of discovery thereof, and uses its diligent, good faith efforts to cure the breach. In the event of such a Force Majeure, the time for performance or cure will be extended for a period equal to the duration of the Force Majeure but not in excess of six (6) months.

11.9.	Entire Agreement. This Agreement constitutes the complete and exclusive agreement between the Parties with respect to the subject matter hereof, superseding and replacing any and all prior or contemporaneous agreements, communications, and understandings (whether written or oral) regarding such subject matter. This Agreement may only be modified, or any rights under it waived, by a written document executed by both Parties.

11.10.	Advice from Independent Counsel. The Parties hereto understand that this Agreement to which it is a party is a legally binding agreement that may affect such Party’s rights. Each Party represents to the other that it has received legal advice from counsel of its choice regarding the meaning and legal significance of this Agreement and that it is satisfied with its legal counsel and the advice received from it.

11.11.	Judicial Interpretation. Should any provision of this Agreement require judicial interpretation, it is agreed that a court interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against any Party by reason of the rule of construction that a document is to be construed more strictly against the Party who itself or through its agent prepared the same, it being agreed that all Parties have participated in the preparation of this Agreement.

11.12.	Waiver. The failure of either Party to exercise or enforce any of its rights under this Agreement will not act as a waiver, or continuing waiver, of such rights.

11.13.	Remedies Cumulative. Any and all remedies herein expressly conferred upon a Party shall be deemed cumulative and not exclusive of any other remedy conferred hereby or by law, and the exercise of any one remedy shall not preclude the exercise of any other.

11.14.	Headings. Headings are for convenience only and shall not be considered in interpreting this Agreement.

11.15.	Counterparts. This Agreement may be signed by facsimile or digital image format and in counterparts by Licensee and Developer, each of which counterpart shall be deemed an original and all of which counterparts when taken together, shall constitute but one and the same instrument.

11.16.	Severability. If any provision of this Agreement is, becomes, or is deemed invalid or unenforceable in any jurisdiction, such provision will be enforced to the maximum extent permissible in such jurisdiction so as to effect the intent of the Parties, and the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction. If such provision cannot be so amended without materially altering the intention of the Parties, it shall be stricken in the jurisdiction so deeming, and the remainder of this Agreement shall remain in full force and effect.

INTENDING TO BE LEGALLY BOUND, the Parties have each executed this Agreement by their duly authorized representatives, to be effective as of the date first written above.

DOUBLE FINE PRODUCTIONS, INC.		FIG PUBLISHING, INC.

By:		By:
Name:	Tim Schafer	Name:	Justin Bailey
Title:	Chief Executive Officer	Title:	Chief Executive Officer

Exhibit A

[provided separately]

Exhibit B

Form of Addendum

This Addendum to the Publishing License Agreement, dated as of [●], 2016 (the “Agreement”) is entered into between Double Fine Productions, Inc. (“Developer”) and Fig Publishing, Inc. (“Licensee”) as of the date set forth hereunder by Developer, and is intended to be part of the Agreement. Terms not defined herein shall have the meanings set forth in the Agreement.

Developer represents that the Development Amount, when taken together with funds that are currently available, or that Developer reasonably believes will become available within a commercially reasonable timeframe, to Developer to develop the Licensed Game, is an amount that will be sufficient to develop the Licensed Game for the Committed Platforms in accordance with the Agreement.

Double Fine Productions, Inc.	Acknowledged by FIG PUBLISHING, INC.

By:	By:
Name:	Name:	Justin Bailey
Title:	Title:	Chief Executive Officer
Date:

Exhibit C

Licensed Game Description

Psychonauts 2

Grasslands will be a sequel to one of the Grasslands Developer’s most successful games, Psychonauts. The original game, released in 2005, follows the story of a young psychic named Razputin in his quest to join an elite group of international psychic secret agents, the Psychonauts. He runs away from the circus and breaks into their secret training facility, Whispering Rock Psychic Summer Camp. As he begins his training by psychically delving inside the consciousnesses of his tutors and those around him, he realizes all is not as it seems, and soon embarks upon a psychic odyssey through a variety of levels set inside the minds of misfits, monsters and madmen.

In Psychonauts 2, Raz will realize his dream and visit Psychonauts Headquarters. However, when he gets there, he will find that it is not the perfect place he expected and will quickly realize that the Psychonauts need him more than he needs them. Psychonauts 2 will feature a new hub world inside Psychonauts HQ. The player will access new mental worlds as Raz peeks inside the minds of a host of new characters who need his help to combat their inner demons and unravel their deep-seated emotional issues. Raz will hone his secret agent psychic abilities — and learn new ones, too — using them to solve mysteries and uncover evil plots.

Exhibit D

Whitelisted Distributors

Fig.co

[to be completed]